UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020 (No. 1)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Form 6-K is incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817, 333-220015 and 333-225003) and on Form F-3 (Registration No. 333-229083, 333-219614 and 333-212432).

On January 6, 2020, Cellect Biotechnology Ltd. (the “Company”) convened an adjourned special general meeting of its shareholders, at which the shareholders and ADS holders approved the sole agenda item described below, as further described in Exhibit 99.1 of the Company’s Form 6-K furnished to the Securities Exchange Commission on November 25, 2019.

At the adjourned special meeting of the shareholders, the Company’s shareholders elected Ms. Sivan Rahamim to serve as external director for the Company for a period of three years. The compensation fees payable to Ms. Rahamim shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as may from time to time be amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECT BIOTECHNOLOGY LTD.

Date: January 6, 2020	By:	/s/ Eyal Leibovitz
Eyal Leibovitz
Chief Financial Officer